SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                           (Amendment No. 3: CORRECTED)

                             GREYHOUND LINES, INC.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                  398048-10-8
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                                  SCHEDULE 13G

CUSIP NO.   398048-10-8

- --------------------------------------------------------------------------------

1)   Name of Reporting Person           Smith Barney Shearson Trust Company,
     S.S. or I.R.S Identification       Trustee of the Greyhound Lines, Inc.
     No. of Above Person                Contested Claim Pool Trust
                                        13-3592061

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2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)
                                                  (b)
                                                  ----------------------------

- --------------------------------------------------------------------------------

3)   SEC Use Only

- --------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                              New York

- --------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                    0
Beneficially Owned  (6)  Shared Voting Power                            441,839
by Each Reporting   (7)  Sole Dispositive Power                               0
Person with         (8)  Shared Dispositive Power                       441,839

- --------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                     441,839

- --------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

- --------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                    3.0%

- --------------------------------------------------------------------------------

12)  Type of Reporting Person                                                BK
     (See Instructions)

- --------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   398048-10-8

- --------------------------------------------------------------------------------

1)   Name of Reporting Person           The Travelers Inc. (formerly Primerica
     S.S. or I.R.S Identification       Corporation)
     No. of Above Person                52-1568099

- --------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)
                                                  (b)
                                                  ----------------------------

- --------------------------------------------------------------------------------

3)   SEC Use Only

- --------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                            Delaware

- --------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                  0
Beneficially Owned  (6)  Shared Voting Power                        1,042,414(a)
by Each Reporting   (7)  Sole Dispositive Power                             0
Person with         (8)  Shared Dispositive Power                   1,042,414(a)

- --------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                 1,042,414(a)

- --------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

- --------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                  6.9%(a)

- --------------------------------------------------------------------------------

12)  Type of Reporting Person                                                HC
     (See Instructions)

- --------------------------------------------------------------------------------

     (a) Assumes conversion of certain debt securities.

Item 1(a) Name of Issuer:

     Greyhound Lines, Inc.


Item 1(b) Address of Issuer's Principal Executive Offices:

     15110 North Dallas Parkway
     Dallas, Texas 75248


Item 2(a) Names of Persons Filing:

     Smith Barney Shearson Trust Company ("Trust Company")

     The Travelers Inc. (formerly Primerica Corporation) ("TRV")


Item 2(b) Address of Principal Business Office or, if none, Residence:

     The address of the principal business office of the Trust Company is:

     461 Fifth Avenue, 12th Floor
     New York, New York 10017

     The address of the principal business office of TRV is:

      65 East 55th Street
      New York, New York 10022


Item 2(c) Citizenship:

     The Trust Company is a New York banking corporation.
     TRV is a Delaware corporation.


Item 2(d) Title of Class of Securities:

     Common Stock, par value $.01 per share


Item 2(e) CUSIP Number:

     398048-10-8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [   ]  Broker or Dealer registered under Sec. 15 of the Act

          (b)  [ X ]  Bank as defined in Sec. 3(a)(6) of the Act

          (c)  [   ]  Insurance Company as defined in Sec. 3(a)(19) of the Act

          (d)  [   ]  Investment Company registered under Sec. 8 of the
                      Investment Company Act

          (e)  [   ]  Investment Adviser registered under Sec. 203 of the
                      Investment Advisers Act of 1940

          (f)  [   ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
                      Act of 1974 or Endowment Fund; see
                      Sec. 240.13d-1(b)(1)(ii)(F)

          (g)  [ X ]  Parent Holding Company, in accordance with Sec. 240.13d-
                      1(b)(ii)(G)  (Note: See Item 7)

          (h)  [   ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)


Item 4. Ownership (as of December 31, 1993)

          (a)  Amount Beneficially Owned:  See Item 9 of cover pages

          (b)  Percent of Class:  See Item 11 of cover pages

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote

               (ii)  shared power to vote or to direct the vote

               (iii)  sole power to dispose or to direct the disposition of

               (iv)  shared power to dispose or to direct the disposition of

          See Items 5-8 of cover pages

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]. This is a termination statement only for the Trust Company.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     TRV is the sole stockholder of the Trust Company.


Item 8.  Identification and Classification of Members of the Group

     Not Applicable.


Item 9.  Notice of Dissolution of Group

     Not Applicable.

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 1994


                      SMITH BARNEY SHEARSON TRUST COMPANY



                      By: /s/ Brian T. McGirl
                         ---------------------------------------------
                         Name:  Brian T. McGirl
                         Title:   President


                      THE TRAVELERS INC.



                      By: /s/ Mary Barnes Jenkins
                         --------------------------------------------
                         Name:  Mary Barnes Jenkins
                         Title:   Assistant Secretary

                         EXHIBIT INDEX TO SCHEDULE 13G
                         -----------------------------



EXHIBIT 1
- ---------

Agreement between the Trust
Company and TRV as to joint
filing of Schedule 13G